Coca-Cola Plaza
Atlanta, Georgia

HARRY L. ANDERSON	ADDRESS REPLY TO
VICE PRESIDENT AND CONTROLLER	P.O. BOX 1734
ATLANTA, GA 30301
---------------------------
404-676-7173 FAX: 404-515-1889

July 12, 2007

Mr. Michael Moran
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:          The Coca-Cola Company
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 21, 2007
File No. 1-02217

Dear Mr. Moran:

Thank you for your letter dated June 28, 2007 setting forth comments of the Staff relating to the periodic report of The Coca-Cola Company (“KO” or the “Company”) referenced above.

KO’s responses to the Staff’s comments are set forth below.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s letter and have provided KO’s responses immediately following each numbered comment.

Mr. Michael Moran
July 12, 2007

Consolidated Statements of Income, page 67

1.
Please tell us the nature and amounts of items netted against your share of net income from equity method investees.  In future filings please provide disclosure of items applied to your proportionate share of investee net income, either parenthetical or in the notes, to the extent it is meaningful to your consolidated financial statements.  See paragraph 20 of APB 18.

Response:

The income statement line item “Equity income – net” includes our proportionate share of net income earned by certain of our equity method investees net of our proportionate share of net losses incurred by other equity method investees.  We do not have any items netted against our share of net income earned or net loss incurred from equity method investees, either individually or in the aggregate, included in the line item “Equity income – net”. In future filings, we plan to clarify our disclosure in Footnote 1, Basis of Presentation and Consolidation, to state substantially as follows:

We use the equity method to account for our investments for which we have the ability to exercise significant influence over the operating and financial policies of the investee.  Consolidated net income includes our Company’s proportionate share of the net income or loss of these companies.  Such amounts are classified as “Equity income – net” in our consolidated statements of income.

Note 15:  Stock Compensation Plans, page 99

2.
On page 101 you disclose incorporating the implied volatility of traded options on the company's common stock as well as historical behavior into your estimate of expected volatility.  Please tell us how critical accounting policies and estimates in MD&A comply with the disclosure requirements in Question 5 of SAB Topic 14D.1.  Specifically, we see an 11% decrease in the expected volatility over a five year period without an analysis of the sensitivity of changes in valuation assumptions.

Response:

In preparing its MD&A, the Company considered SEC Release No. FR-60 and No. FR-72.  The disclosures in our Critical Accounting Policies and Estimates section of MD&A reflect those policies and estimates that we believe could have a material impact on our financial statements.  The Company does not consider the policies and estimates related to accounting for stock options to be critical in preparing the Company’s financial statements.  The Company’s stock option expense is approximately 4% of income before income taxes.  Furthermore, the number of stock options awarded by the Company to a

Mr. Michael Moran
July 12, 2007

plan participant is based on the estimated fair value at the time of grant rather than a targeted number of stock options.  Therefore, any changes in the valuation assumptions would generally affect the number of stock options granted but not the associated compensation costs.  After considering these factors, the Company concluded that the estimate of expected volatility was not a critical accounting estimate that warranted further discussion in the MD&A.

In connection with responding to your comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding this letter to me at 404-676-7173 or via fax at 404-515-1889.

Sincerely,

/s/ Harry L. Anderson

Harry L. Anderson

c:             E. Neville Isdell, Chairman, Board of Directors, and Chief Executive Officer
Gary P. Fayard, Executive Vice President and Chief Financial Officer
Peter V. Ueberroth, Chairman of the Audit Committee of the Board of Directors